Subject to Completion Preliminary Term Sheet dated December 2, 2019	Filed Pursuant to Rule 433
Registration Statement No. 333-223208
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Product Supplement EQUITY INDICES SUN-1 dated
February 26, 2018)

Units	Pricing Date*	December , 2019
$10 principal amount per unit	Settlement Date*	December , 2019
CUSIP No.	Maturity Date*	December , 2021
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index

▪	Maturity of approximately two years

▪	If the Index is flat or increases up to the Step Up Value, a return of [33.00% to 39.00%]

▪	If the Index increases above the Step Up Value, a return equal to the percentage increase in the Index

▪	1-to-1 downside exposure to decreases in the Index, with up to 100.00% of the principal amount at risk

▪	All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

▪	No interest payments

▪	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Supplement to the Plan of Distribution—Role of MLPF&S and BofAS”

▪	No listing on any securities exchange

The notes are being issued by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY INDICES SUN-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.30 and $9.70 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-6 of this term sheet for additional information.

 _________________________

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to HSBC	$ 9.80	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

December       , 2019

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021

Summary

The Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due. The notes provide you with a Step Up Payment if the Ending Value of the Market Measure, which is the STOXX® Global Select Dividend 100 Index (the “Index”), is equal to or greater than the Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates’ internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Step Up Payment). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes		Redemption Amount Determination
Issuer:	HSBC USA Inc. (“HSBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The STOXX® Global Select Dividend 100 Index (Bloomberg symbol: “SDGP”), a price return index
Starting Value:	The closing level of the Index on the pricing date
Ending Value:	The closing level of the Index on the calculation day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-20 of product supplement EQUITY INDICES SUN-1.
Step Up Value:	[133% to 139%] of the Starting Value. The actual Step Up Value will be determined on the pricing date.
Step Up Payment:	[$3.30 to $3.90] per unit, which represents a return of [33.00% to 39.00%] over the principal amount. The actual Step Up Payment will be determined on the pricing date.
Threshold Value:	100% of the Starting Value.
Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-13.
Calculation Agent:	BofA Securities, Inc. (“BofAS”) and HSBC, acting jointly.

Market-Linked Step Up Notes	TS-2

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S or BofAS by calling 1-800-294-1322:

▪	Product supplement EQUITY INDICES SUN-1 dated February 26, 2018: https://www.sec.gov/Archives/edgar/data/83246/000114420418010874/tv487066_424b2.htm

▪	Prospectus supplement dated February 26, 2018: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▪	Prospectus dated February 26, 2018: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

As a result of the completion of the reorganization of Bank of America’s U.S. broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the accompanying product supplement EQUITY INDICES SUN-1, as such references relate to MLPF&S’s institutional services should be read as references to BofAS.

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Index will not decrease from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪	You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Index will decrease from the Starting Value to the Ending Value.

▪	You seek principal repayment or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Market-Linked Step Up Notes	TS-3

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021

Hypothetical Payout Profile at Maturity

The graph below is based on hypothetical numbers and values.

Market-Linked Step Up Notes

This graph reflects the returns on the notes, based on the Threshold Value of 100% of the Starting Value, a Step Up Payment of $3.60 per unit (the midpoint of the Step Up Payment range of [$3.30 to $3.90]) and a Step Up Value of 136.00% of the Starting Value (the midpoint of the Step Up Value range of [133.00% to 139.00%]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, Step Up Payment, and term of your investment.

The following table is based on a Starting Value of 100, a Threshold Value of 100, a Step Up Value of 136 and a Step Up Payment of $3.60 per unit.  It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes.  The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
75.00	-25.00%	$7.50	-25.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
95.00	-5.00%	$9.50	-5.00%
100.00(1)(2)	0.00%	$13.60(3)	36.00%
105.00	5.00%	$13.60	36.00%
110.00	10.00%	$13.60	36.00%
120.00	20.00%	$13.60	36.00%
130.00	30.00%	$13.60	36.00%
136.00(4)	36.00%	$13.60	36.00%
140.00	40.00%	$14.00	40.00%
150.00	50.00%	$15.00	50.00%
154.00	54.00%	$15.40	54.00%
160.00	60.00%	$16.00	60.00%
200.00	100.00%	$20.00	100.00%

(1)	This is the hypothetical Threshold Value.
(2)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Index.
(3)	This amount represents the sum of the principal amount and the hypothetical Step Up Payment of $3.60.
(4)	This is the hypothetical Step Up Value.

For recent actual levels of the Index, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Market-Linked Step Up Notes	TS-4

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021

Redemption Amount Calculation Examples

Example 1

The Ending Value is 50.00, or 50.00% of the Starting Value:

Starting Value: 100.00

Threshold Value: 100.00

Ending Value: 50.00

Redemption Amount per unit

Example 2

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value: 100.00

Step Up Value: 136.00

Ending Value: 110.00

Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 3

The Ending Value is 150.00, or 150.00% of the Starting Value:

Starting Value: 100.00

Step Up Value: 136.00

Ending Value: 150.00

Redemption Amount per unit

Market-Linked Step Up Notes	TS-5

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the stocks included in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “—Risks Relating to All Note Issuances.”

▪	Depending on the performance of the Index as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Index.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

▪	Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

▪	The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-13 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

▪	The estimated initial value does not represent a minimum price at which we, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Index and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

▪	A trading market is not expected to develop for the notes. None of us MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Your return on the notes may be affected by factors affecting the international securities markets, specifically markets in the countries represented by the companies included in the Index. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Index trade against the U.S. dollar, which you would have received if you had owned the securities included in the Index during the term of your notes, although the level of the Index may be adversely affected by general exchange rate movements in the market.

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by issuers of those securities.

Market-Linked Step Up Notes	TS-6

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any other company.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-32 of product supplement EQUITY INDICES SUN-1.

Additional Risk Factors

The level of the Index does not include dividends paid on the securities included in the Index.

Although the Index measures the performance of high dividend-yielding companies, the Index is a “price return index”, which means the level of the Index will not include any dividends paid on the securities included in the Index. You will not receive the benefits of the dividends paid on the securities included in the Index as if you were a holder of those securities or if the notes were linked to an index that includes dividends paid on the securities included in the index.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of “Market Measure Business Day” set forth in product supplement EQUITY INDICES SUN-1.

A “Market Measure Business Day” means a day on which the Index or any successor thereto is calculated and published.

Market-Linked Step Up Notes	TS-7

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021

The Index

We have derived all information contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources.  That information reflects the policies of and is subject to change by, STOXX Limited (“STOXX” or the “Index sponsor”). The Index sponsor is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-22 of product supplement EQUITY INDICES SUN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The STOXX® Global Select Dividend 100 Index was created by STOXX, a wholly owned subsidiary of Deutsche Börse AG. The STOXX® Global Select Dividend 100 Index has a base date of December 31, 1998 and a base value of 1,000. The STOXX® Global Select Dividend 100 Index is disseminated on the STOXX website and stoxx.com, which sets forth, among other things, the country and industrial supersector weightings of the securities included in the STOXX® Global Select Dividend 100 Index. Information contained on the STOXX website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. Neither we nor any of our affiliates, including BofAS, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the STOXX® Global Select Dividend 100 Index or any successor to the STOXX® Global Select Dividend 100 Index. STOXX does not guarantee the accuracy or the completeness of the STOXX® Global Select Dividend 100 Index or any data included in the STOXX® Global Select Dividend 100 Index. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the STOXX® Global Select Dividend 100 Index. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the STOXX® Global Select Dividend 100 Index or the manner in which the STOXX® Global Select Dividend 100 Index is applied in determining the amount payable on the notes at maturity.

The STOXX® Global Select Dividend 100 Index is one of the STOXX® Select Dividend Indices and is composed of 100 of the highest dividend-paying stocks from the Americas, Europe and Asia/Pacific Regions. The STOXX® Global Select Dividend 100 Index contains 40 components for the Americas and 30 components each for Europe and Asia/Pacific by combining the STOXX® Europe Select Dividend 30 Index, the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific Select Dividend 30 Index. The composition of the STOXX® Global Select Dividend 100 Index is reviewed annually in March. The STOXX® Global Select Dividend 100 Index is also reviewed on an ongoing basis. Although the STOXX® Global Select Dividend 100 Index measures the performance of high dividend-yielding companies, the STOXX® Global Select Dividend 100 Index is a “price return index” and, therefore, the return on the STOXX® Global Select Dividend 100 Index will not include any dividends paid on the securities that make up the STOXX® Global Select Dividend 100 Index. For more information on the STOXX® Dividend Indices, including their index maintenance and calculation, please see “The STOXX® Select Dividend Indices” below.

The STOXX® Regional Select Dividend Indices

Each of the STOXX® Europe Select Dividend 30 Index, the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific Select Dividend 30 Index is a STOXX® regional Select Dividend Index which is derived from its applicable STOXX® benchmark index or regional subset (the STOXX® Europe 600 Index with respect to the STOXX® Europe Select Dividend 30 Index, the STOXX® North America 600 Index with respect to the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific 600 Index with respect to the STOXX® Asia/Pacific Select Dividend 30 Index). Each STOXX® regional Select Dividend Index contains a fixed number of stocks which represents the highest dividend-paying stocks relative to their home markets.

Components of the applicable STOXX® benchmark index or regional subset and their secondary share lines are eligible for inclusion in the applicable STOXX® regional Select Dividend Index. Companies are screened for the following criteria: indicated annualized dividend (applies for components and non-components), non-negative dividend growth rate over the past five years (applies for non-components only), dividend payments in four out of five calendar years (applies for non-components only), non-negative payout ratio (applies for components and non-components), a payout ratio of less than or equal to a specified percentage (determined on a STOXX® regional Select Dividend Index basis and applies for non-components only) and a minimum level of liquidity (applies for non-components) as described below. For companies that have more than one share line, the line with the higher dividend yield is chosen.

The minimum liquidity threshold for each non-component is based on the average daily traded value over the 3-month period ending on the month prior to the review month and is determined as follows:

where ADTVi represents the average daily traded value of the ith non-component stock over the 3-month period ending on the month prior to the review month and N equals the fixed number of components in the applicable STOXX® regional Select Dividend Index. “Threshold” and “ADTV days” in the equation above is a specified value dependent on the applicable region for the applicable STOXX® regional Select Dividend Index. With respect to the STOXX® Europe Select Dividend 30 Index, the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific Select Dividend 30 Index, the values for “Threshold” and “ADTV days are as indicated in the grid below. A non-component is considered eligible if the above inequality holds.

Market-Linked Step Up Notes	TS-8

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021

Index	Threshold (EUR)	ADTV days
STOXX® Europe Select Dividend 30 Index	1,000,000,000	3
STOXX® North America Select Dividend 40 Index	300,000,000	3
STOXX® Asia/Pacific Select Dividend 30 Index	300,000,000	3

To obtain the selection list, all companies are ranked according to an outperformance factor, calculated as the net dividend yield of the company divided by the net dividend yield of the corresponding home market (which is defined on a STOXX® regional Select Dividend Index basis). Companies will remain in a particular STOXX® regional Select Dividend Index if their ranking is sufficiently high (determined on a STOXX® regional Select Dividend Index basis). The highest ranking non-components are added to a given STOXX® regional Select Dividend Index if the number of components falls below the fixed target number for constituents for such index. Certain STOXX® regional Select Dividend Indices cap the number of constituents which may be sourced from a particular country included in a STOXX® benchmark index or regional subset from which constituents are sourced. Please see the grid below for specific details for each of the STOXX® Europe Select Dividend 30 Index, the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific Select Dividend 30 Index.

Index	Net Dividend Yield of Corresponding Home Market	Ranking Requirements
STOXX® Europe Select Dividend 30 Index	The maximum of (STOXX Country TMI net dividend yield; STOXX Europe TMI net dividend yield)	All current components ranked from 1 to 60 in the selection list will remain in the index. If the number of stocks is below 30, the highest ranked non-components are added until there are enough stocks
STOXX® North America Select Dividend 40 Index	STOXX Country TMI net dividend yield	The companies are ranked by the outperformance factor for each country and the region as a whole. All current components ranked 60 or above in each country ranking will remain in the index. If the number of stocks is still below 40, the highest ranked non-components from the regional ranking are added until there are enough stocks. A maximum of 30 stocks per country can be included in the index.
STOXX® Asia/Pacific Select Dividend 30 Index	The maximum of (STOXX Country TMI net dividend yield; STOXX Asia/Pacific TMI net dividend yield)	The companies are ranked by the outperformance factor for each country and the region as a whole. All current components ranked 20 or above in each country ranking will remain in the index. If the number of stocks is still below 30, the highest ranked non-components from the regional ranking are added until there are enough stocks. A maximum of 10 stocks per country can be included in the index.

The STOXX® Select Dividend Indices

Index Maintenance

The composition of the STOXX® Select Dividend Indices is reviewed annually in March. The STOXX® Select Dividend Indices are also reviewed on an ongoing basis.

To maintain the number of components constant, a deleted stock is replaced with the highest-ranked non-component on the selection list. The selection list is updated on a quarterly basis according to the review component selection process. The restrictions on the maximum count per country are applied. If a company is deleted from a STOXX® Select Dividend Index between the annual review dates, but is still a component of its applicable STOXX® benchmark index or regional subset, the stock will remain in the applicable STOXX® Select Dividend Index until the next annual review, provided that it still meets the requirements for that index.

If STOXX becomes aware of dividend data changes for the components of a STOXX® Select Dividend Index, the following index adjustments may occur. The timing of the index adjustment depends on the changes in the dividend data. If the company cancels one of its dividends, the company will be deleted from the applicable STOXX® Select Dividend Index and the replacement will be announced

Market-Linked Step Up Notes	TS-9

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021

immediately, to be implemented two trading days later and effective the next trading day. If the company lowers its dividend, the company will remain in the applicable STOXX® Select Dividend Index until the next selection list is available. If, on the next selection list, the company meets the relevant ranking requirements as specified by the particular STOXX® Select Dividend Index, it will remain in the index; otherwise it will be removed and replaced by the highest-ranked non-component on the selection list. The changes will be announced on the fifth trading day of the month together with the selection list and become effective on the first trading day after the third Friday of the month. The weight factors for the new components will be published on the quarterly underlying data announcement based on previous day closing prices.

Spin-off stocks are not considered for immediate addition in a STOXX® Select Dividend Index. If the original company has a significantly lower dividend after the spin-off, then its status will be reviewed as described in the immediately preceding paragraph above. In the case of mergers or takeovers, the original stock is replaced by the surviving stock if it meets the ranking requirements of the particular STOXX® Select Dividend Index on its selection list. If the stock of the surviving company is not sufficiently ranked, the original stocks are replaced with the highest-ranked non-component on the selection list.

Computation of the Index

Each STOXX® Select Dividend Index is weighted based on the components’ stock prices and weighting factors. The formula for calculating a STOXX® Select Dividend Index value can be expressed as follows:

Where:

= Index level at time (t)
t	= Time the index is computed
n	= Number of companies in the index
= Price of company (i) at time (t)
= Weighting factor of company (i) at time (t)
= Weighting cap factor of company (i) at time (t)
= Divisor of the index at time (t)

The weighting factor for each component stock of a STOXX® Select Dividend Index is calculated based on net-dividend yields, as follows:

Where:

wi	= weight of company i
Di	= net dividend of company i
pi	= closing price of company i
Dj	= net dividend of company j
pj	= closing price of company j
N	= number of index components

The weighting factors are published on the second Friday in March, one week prior to quarterly review implementation using Thursday’s closing prices.

The weighting cap factor for each component stock of a STOXX® Select Dividend Index is determined as follows:

Weighting cap factor = (1,000,000,000 × initial weight / closing price of the stock in EUR), rounded to integers.

For all STOXX® Select Dividend Indices, except for the STOXX® Global Select Dividend 100 Index, an additional cap factor of 15% applies. The STOXX® Global Select Dividend 100 Index employs a 10% cap factor. All weighting cap factors are reviewed quarterly.

Each STOXX® Select Dividend Index is also subject to a divisor, which is adjusted to maintain the continuity of index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions

Market-Linked Step Up Notes	TS-10

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021

and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

(1) Special cash dividend:

Cash distributions that are outside the scope of the regular dividend policy or that the company defines as an extraordinary distribution

Adjusted price = closing price - dividend announced by the company × (1 - withholding tax if applicable)

Divisor: decreases

(2) Split and reverse split: Adjusted price = closing price × A / B New weighting factor = old weighting factor × B / A Divisor: unchanged

(3) Rights offering:

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

For standard rights issues:

Adjusted price = (closing price × A + subscription price × B) / (A + B)

New weighting factor = old weighting factor × closing price / adjusted price

Divisor: unchanged

(4) Stock dividend: Adjusted price = closing price × A / (A + B) New weighting factor = old weighting factor × (A + B) / A Divisor: unchanged
(5) Stock dividend (from treasury stock): Adjusted only if treated as extraordinary dividend. Adjusted close = close - close × B / (A + B) Divisor: decreases	(6) Stock dividend of another company: Adjusted price = (closing price × A - price of other company × B) / A Divisor: decreases

(7) Return of capital and share consolidation:

Adjusted price = (closing price - capital return announced by company × (1-withholding tax)) × A / B

New weighting factor = old weighting factor × B / A

Divisor: decreases

(8) Repurchase of shares / self-tender:

Adjusted price = ((price before tender × old number of shares) - (tender price × number of tendered shares)) / (old number of shares - number of tendered shares)

New weighting factor = old number of weighting factor × closing price / adjusted price

Divisor: decreases

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Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021

The following graph shows the daily historical performance of the Index in the period from January 1, 2009 through November 26, 2019. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On November 26, 2019, the closing level of the Index was 2,915.34.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

We have entered into an agreement with STOXX Limited providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Index, which is owned and published by STOXX Limited, in connection with certain securities, including the notes.

STOXX Limited and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the Index and the related trademarks for use in connection with the notes.

STOXX Limited and its Licensors do not sponsor, endorse, sell or promote the notes; recommend that any person invest in the notes; have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes; have any responsibility or liability for the administration, management or marketing of the notes; or consider the needs of the notes or the owners of the notes in determining, composing or calculating the Index or have any obligation to do so.

STOXX Limited and its Licensors will not have any liability in connection with the notes. Specifically, STOXX Limited and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about: the results to be obtained by the notes, the owners of the notes or any other person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; and the merchantability and the fitness for a particular purpose or use of the Index and its data. STOXX Limited and its Licensors will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will STOXX Limited or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or its Licensors knows that they might occur.The licensing agreement between us and STOXX Limited is solely for our benefit and the benefit of STOXX Limited and not for the benefit of the owners of the notes or any other third parties.

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Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Role of MLPF&S and BofAS

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 per unit principal amount and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by BofAS seeking bids from market participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Index, the tenor of the

Market-Linked Step Up Notes	TS-13

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021

notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds” on page PS-17 of product supplement EQUITY INDICES SUN-1.

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Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index, due December , 2021

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index.

▪	Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

▪	A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on our determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Index or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Index or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

▪	The discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations – Foreign Account Tax Compliance Act” is hereby modified to reflect regulations proposed by the U.S. Department of Treasury indicating its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, settlement at maturity or other disposition of relevant financial instruments. The U.S. Department of Treasury has indicated that taxpayers may rely on these proposed regulations pending their finalization.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-32 of product supplement EQUITY INDICES SUN-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

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